May 20, 2026

Chun-Kai Wang
Chief Executive Officer
OBOOK Holdings Inc.
9F., No. 28, Wencheng Rd., Beitou Dist.,
Taipei City 112, Taiwan, Republic of China

        Re: OBOOK Holdings Inc.
            Registration Statement on Form F-1
            Filed May 14, 2026
            File No. 333-295892
Dear Chun-Kai Wang:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Chin-Yang Lin